EnerCom, Inc.
Oil & Services Conference VII
February 19, 2009
San Francisco, CA
This prior presentation has been made available on
WelcometoCameron.com
Filed by NATCO Group Inc.
Pursuant to Rule 425 under the Securities Act
of 1933 and deemed filed pursuant to
Rule 14a-12 under the Securities Exchange
Act of 1934
Subject Company: NATCO Group Inc.
Commission File No.: 001-15603

Safe Harbor Disclosure
Statements made in this presentation that are forward-looking in nature are intended to be "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 and may involve risks and uncertainties.
These statements may differ materially from actual future events or results.
When used in this presentation, the words “anticipate,” “believe,” “estimate,”
“expect,” “intend,” “may,” “plan,” “project,” “should,” and similar other expressions are intended to be among the statements that identify forward-
looking statements. In addition, references to “opportunities,” “guidance,” and
“bookings” are forward looking in nature.  Although we believe that expectations reflected in these forward-looking statements are reasonable, these kinds of statements involve risks and uncertainties, and there is no guarantee that these expectations will result.  Readers are referred to documents filed by NATCO Group Inc. with the Securities and Exchange
Commission, including its Annual Report on Form 10-K and Quarterly Reports
on Form 10-Q, which identify significant risk factors that could cause actual results to differ from those contained in the forward-looking statements.

²
Our Business
• Wellhead processing solutions
– Oil, gas, water and contaminants need to be separated at virtually every producing well
– Products range from small onshore separation equipment to large, complex offshore process systems
– Marketed through North American distribution network (standard and traditional equipment) and global marketing, direct sales and agency relationships (complex process systems)
– Integrated instrumentation and electrical controls
– Metering/measurement
Storage, Transportation
&  Downstream Processing
SEPARATION
SOLUTIONS
And related production
equipment, parts, controls and
services
Onshore & Offshore
Wellheads
Hydrocarbon
Stream
Oil
Gas
NGLs
NATCO Equipment,
Systems & Services
Water, Sand, CO  &
Other Contaminants
• Penetration of downstream market accelerating

Our Strategy
• Our technology provides improved IRR to customers through:
– Higher hydrocarbon recovery rates
– Higher throughput (new and retrofits)
– Reduced downtime and lower cost of operation
– Space and weight savings
– Environmental advantages
• Gain market share through competitive advantages:
– Technology leadership
– Investment in R&D and New Product Development (Tulsa lab move)
– Global Footprint
– Distribution network (equipment sales and aftermarket)
– Experience of key personnel
– Excellence in Execution
• Additions of product lines and services

Execution
• Manage Risk & Maximize Returns
– Process-oriented risk management drives predictable results
– Lean management minimizes inefficiencies
– Greater sophistication brings better execution/profits
• Global Marketing Organization
– North American Branches
– Global Sales & Marketing Staff
– Low risk/cost expansion strategy
– Flexible allocation of global resources
• Proprietary NATCO technologies combined with regional partners
– Accelerates market penetration
– Drives additional project scope
– Strengthens customer relationships
– Helps satisfy local-content requirements
• Opportunistic Acquisitions
– Technology Adds: ConSepT
– Service & Product Line/Geographic Expansion: Linco/Connor Sales

Organization, Technology, Markets

NATCO
Key Technologies & Products:
• Standard and traditional oil,
gas and water separation
equipment
• Metering & custody transfer
• Aftermarket parts sales &
services
Key Technologies & Products:
• Built-to-order oil, gas & water
processing solutions
• CO processing in W. Texas
• Membrane replenishment
• H S biodesulphurization
Key Technologies & Products:
• Control panels
• Field services
• Packaged systems
Key  Markets:
• US
• Canada
• Mexico
• Latin America
• Export
Key Markets:
• SE Asia
• Middle East
• The Americas
• FPSO
• North Sea
• Other
• Export
Key Markets:
• Gulf of Mexico
• West Africa
• United States
• Other
• Export
Standard & Traditional
Integrated Engineered
Solutions
Automation &
Controls
2
2

Standard & Traditional
Strategically Positioned in Key Producing Basins
• Provides smaller, standardized
processing equipment for sale or lease
• Four major manufacturing locations
permit timely delivery
• Presence in all major producing regions
makes NTG a “first-call” supplier
• Flexible after-market sales & service
support
• Well positioned for Canadian oil sands
development/unconventional gas/oil
plays
• Metering/custody transfer

Field Service
Distribution Network
Producing Basin
NATCO Location

Integrated Engineered Systems Markets –
NATCO Near Major Producing Basins
Global business with primary execution centers in Houston, UK, Calgary, Japan, Kuala Lumpur and
Saudi Arabia (being developed).

Market Opportunity
NATCO Office/Facility
Houston
Farnborough, UK
Kuala Lumpur
Tokyo
Moscow
Calgary
Campeche
Veracruz
Caracas
Luanda
Trondheim
Jubail
Bogota
Abu Dhabi
Dubai

Technology Leadership
Dual Frequency Oil Treating
• Electrostatic dehydration of
emulsified oil and water
• 4X  more efficient than
conventional dehydration
• Requires less chemicals and
fuel

Application/Market Opportunities
Upstream
• Retrofit/debottlenecking: existing production with higher water cuts: Mexico,
South America, Middle East
• New:  Heavy oil production worldwide including oil sands SAGD production
• Fixed platforms or floating facilities
Downstream
• Lower quality opportunity crude feedstocks (downstream); U.S. and global refining markets (retrofit and new)
Conventional
A/C
14’ x 65’
Current
State-of-the-Art
Technology
12’ x 40’
Dual
Frequency
10’ x 26’
Coalescing
Droplets
TM

Compact Separator Solutions

Comparison of Separator Designs for Identical
Throughput Retention Time and Product Quality
Traditional
Separator Design
Inside Diameter 8’-0”
Seam to Seam 20’-0”
Inside Diameter 5’-6”
Seam to Seam 15’-0” NATCO Separator
Design with
Revolution Tubes,
Perforated Baffles and
other Proprietary Internals
Porta-Test Whirlyscrub I™
Gas Dominant
Recycling Separator
Porta-Test Whirlyscrub V™
Gas Dominant
Recycling Separator
Porta-Test Revolution™
Compact Separator Skid
for the North Sea

Axial flow cyclones
Drainage system
Spinlet
Dollar plate protecting liquid pad
Vortex breaker

New Product Offerings
ConSepT
• ConSepT is a provider of efficiency
gas separation solutions
• Adds to NATCO portfolio of gas
technologies
• International gas projects – surface
and subsea
• Opens Norwegian market to sale of
other NATCO products

SPINLET cyclonic inlet device
jointly developed by Statoil
and ConSepT
ConSepT SI

Central Residual Collection Tube
Module Casing
Permeate (CO_2 and H_2S) exits from both ends of the module
Tube Sheet
Tube Sheet Hollow Fiber Bore
Feed Gas
Membrane Fibers
Permeate (CO_2 and H_2S)
Residual or Non-permeate Gas (Hydrocarbons + H_2)

Technology Leadership
CO2 Removal with Cynara Membrane Technology
• Separation of bulk produced CO2 prior to
transmission
• Economically and environmentally advantageous to
potential alternatives, especially in offshore
applications
• Provides recurring membrane replacement revenue
stream
• Limited competition; supported by state-of-the-art
laboratory

Application/Market Opportunities
• Naturally occurring bulk CO2 in
hydrocarbon production streams; SE
Asia, Offshore Libya, Brazil, Alaska
• Worldwide enhanced oil recovery
applications utilizing CO2 floods
• Potential future global market on storage
side of sequestration projects
CTOC II

Integrated Engineered Systems-
SACROC Operations
– West Texas CO
2
processing plant
• Assets owned/operated
• CO
2
flood
• 20+ years of operating experience
• Aggressive investment by field operator
• 30” membrane with 3 years+ operating
history
– Minimal operating costs (including
membrane replacement)
– NATCO leverages SACROC operating
experience into larger projects and add-on
products (i.e. treaters)
– Utilize SACROC for field testing new
products

SE Asia CO
2
Opportunities

JDA
NATCO CO
2
Membrane Project
Installations
UNOCAL Pailin (1999)
“First”
CTOC Phase I and II
(2005 and 2006)
“Largest”
CPOC (JDA)
(2008)
“Delivered”
TBC
(2009)
“Awarded”
Petronas Joint
Industry Partnership
– Preferred technology
– 30” membrane
SCOMI NATCO
Joint Venture
– Local content
– Market presence
Competitive
Advantage
– Operating history
– Superior solution
– Fixed or floating
Substantial Project
Pipeline

GULF
Berri
Dhahran
Bahrain
Abqaiq
Shedgum
Ghawar Field
Qatar
'Uthmaniyah
Hawiyah
Riyadh
Haradh
Oil
Gas
Gas Plants
0
100
Kilometers

Geographic Expansion
Joint Ventures – Al Rushaid/NATCO
• Partnering with Al Rushaid Group
to build vessel shop in Jubail
• NATCO technologies to Saudi to
address retrofit, new build
upstream/petrochemical
opportunities
• Facility will be second largest
NATCO manufacturing shop
• In service beginning 2009

Jubail
Khurais
Manifa

Automation & Controls
Control panels and packaged automation systems, fabrication, and field services
• Drivers
– Regulatory requirements
– Weather-related work
– Upgrade of Brownfield systems
• Competitive Advantages
– Safety
– Existing base of operations in key markets
– Solid reputation among major customers
• Key Markets
– Gulf of Mexico and subsea controls
– Angola (field services)

Control Panel

Bookings ($-MM)
$800
$600
$400
$200
$0
2004
2005
2006
2007
2008

Key Financial Metrics
$0
$200
$400
$600
$800
2004 2005 2006 2007 2008 2009**
Revenue ($-MM)
$0
$20
$40
$60
$80
$100
2004 2005 2006 2007 2008* 2009**
EBITDA Contribution ($-MM)
$0.00
$0.50
$1.00
$1.50
$2.00
$2.50
$3.00
2004 2005 2006 2007 2008* 2009**
EPS Performance

$1.97
$2.36
$.86
$.30
CAGR = 29% CAGR = 17%
CAGR =  46%
* Excludes special items
**Guidance as of February 17, 2009
CAGR = 30%
$2.10
$2.00

Financial Flexibility
• Financial Flexibility is strong
$ - Millions Dec. ’05 Dec. ’06 Dec. ’07 Dec. ’08
Debt $27.4 $0.0 $0.0 $13.0
Debt to Book Capitalization 16.7%          n/a n/a 4.3%
Leverage Ratio (Debt/TTM EBITDA) 0.8x n/a n/a 0.2x
• $13MM debt at 12/31/08; No net debt
Liquidity
Cash & short term investments $17.7MM
Available debt capacity 110.5
Total Available Liquidity at 12/31/08 $128.2MM

Summary Investment Highlights
• Competitive advantage supports superior growth
• Geographic and product expansion underway
• Opportunistic growth supported by strong cash flow and balance sheet
• Highly qualified organization in place
• Prudent and disciplined financial management
• Management aligned with shareholders

Forward-Looking Statements
Information set forth in this document may contain forward-looking statements, which involve a number of risks and uncertainties.
NATCO cautions readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Cameron and NATCO, including future financial and operating results, the new company's plans, objectives, expectations and intentions and other statements that are not historical facts.
The following additional factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to satisfy the closing conditions of the transaction, including obtaining regulatory approvals for the transaction and the approval of the merger agreement by the NATCO stockholders; the risk that the businesses will not be integrated successfully;
the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers;
the impact of other acquisitions that Cameron or NATCO have made or may make before the transaction; competition and its effect on pricing; and exploration and development spending by E&P operators. Additional factors that may affect future results are contained in Cameron's and NATCO's filings with the Securities and Exchange Commission ("SEC"), which are available at the SEC's web site
http://www.sec.gov. Cameron and NATCO disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.
Additional Information and Where to Find It
In connection with the proposed merger, Cameron will file with the SEC a Registration Statement on Form S-4 and NATCO will file a proxy statement, which will be mailed to NATCO's stockholders. INVESTORS AND SECURITY HOLDERS ARE URGED TO
CAREFULLY READ THE S-4 AND PROXY STATEMENT REGARDING THE PROPOSED MERGER WHEN THEY BECOME
AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the S-4 and proxy statement (when available) and other related documents filed by Cameron and NATCO with the SEC at the SEC's website at
www.sec.gov. The S-4 and proxy statement (when it is available) and the other documents may also be obtained for free by accessing
Cameron's website at www.c-a-m.com under the heading "Investor Relations" and then under the heading "SEC Filings" or by accessing NATCO's website at www.natcogroup.com under the tab "Investor Relations" and then under the heading "SEC Filings."
Participants in the Solicitation
NATCO and its directors, executive officers and certain other members of management and employees may be soliciting proxies from its stockholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the stockholders in connection with the proposed merger will be set forth in NATCO's proxy statement when it is filed with the SEC. You can find information about NATCO's executive officers and directors in their definitive proxy statement filed with the SEC on March 23, 2009. You can obtain free copies of these documents from NATCO using the contact information above.